Exhibit 4.22

Exhibit 4.22

Howard Trust Group General Counsel and Group Secretary 24 October 2000 Sir Brian Jenkins Detail Omitted	54 Lombard Street London EC3P 3AH Tel 020 7699 2953 Fax 020 7699 3414 howard.trust@barclays.co.uk

Dear Sir Brian,

I am writing to you formally to confirm your appointment as a Non-Executive Director and Deputy Chairman of Barclays PLC and Barclays Bank PLC. These appointments are conditional and will only become effective upon completion of the acquisition of Woolwich PLC which is expected to be on or about 25 or 26 October 2000.

1.	Fees

As Deputy Chairman you will receive a fee of £100,000 per annum, payable monthly in arrears by direct credit into your nominated bank account. You will be expected to devote not less than 2 days each week to the business of the Barclays Group (including attendance at Board, Board committee or subsidiary board meetings, including Woolwich of which you will continue as a Director, as required). I attach a brief role description for this position. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £7,500 (net of tax) of this fee will be received in the form of Barclays PLC shares. You will see that in the folder entitled ‘Forms for Directors there is an agreement setting out details in respect of this remuneration in Barclays PLC shares which you are asked to sign and return. Any reasonable out of pocket expenses that you incur in performing your duties as a director will be reimbursed in accordance with our expenses policy.

2.	Benefits

You will be provided with an office and secretarial support to assist you in carrying out this role. For the time being, the arrangements currently in place at The Strand will be retained. We will also make a chauffeur driven car available to you for the conduct of Group business.

3.	Terms of Your Appointment

Your appointments as a Non-Executive Director and Deputy Chairman have been made by the Board to be effective when the acquisition of Woolwich is completed. Your initial term would be for up to five years. On the fifth anniversary of your appointment we would agree with you whether it was

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 54 Lombard Street. London EC3P 3AH

Sir Brian Jenkins
Woolwich PLC

24 October 2000

appropriate for you to continue for up to another five years. All Non-Executive Directors have an annual review with the Chairman.

As your appointments have been made by the Board rather than the shareholders in general meeting you are required, under the Companies Act, to seek re-election at our 2001 Annual General Meeting. As with all Directors you will then be required to seek re-election by rotation approximately every three years.

Your appointments as a Non-Executive Director and a Deputy Chairman may be terminated by us on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment should you not be re-elected by Barclays PLC shareholders and/or should you be removed or, other than at our request, resign as a Director. Should you wish to resign your appointment you are required to give us not less than six months notice.

4.	Committees

I understand from Sir Peter Middleton that he has invited you to serve as a member of the Remuneration and Nominations Committees. No additional fees will be paid for these appointments.

5.	Directors Share Qualification

You should also be aware that under our Articles of Association you would be required to hold 500 Barclays shares within two months of your appointment. Obviously your Woolwich shares will be exchanged for Barclays shares but if you would like any assistance in acquiring the remainder needed please speak to my deputy, Alison Dillon on 020 7699 2454.

6.	Administration

Folder ‘Forms for Directors’ contains various forms and questionnaires which we have completed with the help of Chris Fletcher-Smith of Woolwich. I would be grateful if you would review them, sign them where indicated and return them to Alison Dillon.

If you need any assistance in completing these forms please give Alison a call and she will be happy to help.

Please could you also provide three copies of a recent photograph, size 6” x 4”.

7.	Induction

Enclosed with this letter is a ‘Directors Information’ pack. If you would like any further information or would find it helpful, to gain an early understanding of the structure and business of the Barclays Group, to meet some of the key members of our senior management team then please contact Alison Dillon and she will make the necessary arrangements.

Sir Brian Jenkins
Woolwich PLC

24 October 2000

Also enclosed is a copy of our Group Governance Manual which describes the flow of authority from the Boards of Barclays PLC and Barclays Bank PLC to the Business Groupings and explains how the Group is controlled. The next update of the Manual, taking into account Valued Based Management and the integration of the Woolwich business is planned for the end of this year.

I would be grateful if you would confirm receipt of this letter, and your acceptance of the conditional appointment as set out, by signing and returning the enclosed copy.

I am available at any time to provide any support and information you may need.

Yours sincerely

Encs

Signed:

SIR BRIAN JENKINS
Date:

The Role of a Deputy Chairman

At the request of the Chairman, or in his absence the Group Chief Executive, the Deputy Chairman deputises for the Chairman in respect of the authorities and responsibilities confirmed or delegated by the Board. He will also serve on such committees and such subsidiary boards as requested by the Chairman. He reports in the execution of his responsibilities to the Chairman.

Group Corporate Secretariat
October 2000